Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Endurance Specialty Holdings Ltd. Employee Share Purchase Plan of our reports (a) dated March 1, 2011, with respect to the consolidated financial statements and schedules of Endurance Specialty Holdings Ltd. and the effectiveness of internal control over financial reporting of Endurance Specialty Holdings Ltd. included in its Annual Report (Form 10-K), and (b) dated March 29, 2011, with respect to the financial statements and schedules of the Endurance Specialty Holdings Ltd. Employee Share Purchase Plan included in the Plan’s Annual Report (Form 11-K), both for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd.
Hamilton, Bermuda
May 19, 2011